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                             [Infoseek Letterhead]



                               November 10, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Elliot Staffin, Esq.

RE:  INFOSEEK CORPORATION WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3

Ladies & Gentlemen:

     Infoseek Corporation, a California corporation (the "Company"), hereby withdraws its Registration Statement on Form S-3 for the registration of its Common Stock, no par value, filed with the Securities and Exchange Commission on September 30, 1998 (No. 333-64927).

                              Sincerely,


                              /s/ Harry M. Motro
                              -------------------------------------
                              Harry M. Motro
                              President and Chief Executive Officer